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PRN      MEGGITT PLC PROPOSED ACQUISITION OF WHITTAKER CORPORATION
         JUNE 9, 1999  8:33
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     NEW YORK, June 9 / PRNewswire / -- The Board of Meggitt PLC (London: MGGT)
is pleased to announce that it has agreed with the Board of Whittaker Corporation (NYSE: WKR) the execution of a definitive merger agreement under which Meggitt will acquire the whole of the fully diluted common stock of Whittaker at $28 per share, valuing Whittaker at approximately $380 million.

     Meggitt will publish a tender offer document shortly.

     Meggitt PLC is a British aerospace and electronics company with significant aerospace operations in the United States, particularly in Southern California. Meggitt has a market capitalization of $670 million. In 1998 Meggitt had sales of $470 million and operating profit of $62 million.

SOURCE Meggitt PLC